Ipsidy Inc.

670 Long Beach Boulevard

Long Beach, New York 11561

June 24, 2021

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	Ipsidy Inc. (the “Company”)
Form S-1
Original Date of Filing - July 3, 2019
Post-Amendment No. 1 Date of Filing – October 1, 2020
File No. 333-232536

Ladies and Gentlemen:

We previously filed the above-referenced Form S-1 Registration Statement. Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), we hereby request that such Registration Statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this Registration Statement and the Registration Statement has not been declared effective. Please apply the Company’s filing fee to its account with the SEC. If you have any questions concerning this matter, please contact the undersigned.

Thank you for your assistance in this matter.

Ipsidy Inc.

By:	/s/ Stuart Stoller
Stuart Stoller
CFO